



BAJA MINING
CORP

2350 - 1177 West Hastings Street
Vancouver, B.C.
V6E 2K3
Phone: 604-685-2323
Fax: 604-629-5228
www.bajamining.com

October 2, 2006 TSX Venture Exchange: BAJ

PRESS RELEASE

BAJA MINING COMPLETES DEFINITIVE FEASIBILITY STUDY DRILL PROGRAM; CLARIFIES ESCROW RELEASE

Baja Mining Corp. (the "Company") is pleased to announce that the Company has completed the first 20,000 meters of the current +38,000 meter in-fill drill program at its El Boleo copper-cobalt-manganese-zinc project located near Santa Rosalia, Baja California Sur, Mexico. This will meet the requirements for completion of the Definitive Feasibility Study ("DFS") scheduled for completion in the fourth quarter of 2006. The samples from this drill program are being assayed on an expedited basis.

A representative of independent geological consultants, Hellman & Schofield Pty. Ltd. of Australia is arriving on site at Boleo this week for updating of the geological resource and grade modeling to be incorporated into the mine plan for the DFS. The Company currently has four diamond drill rigs on site. While these drill rigs are available, the Company will continue drilling to convert resources to "Measured and Indicated Resources", such that the initial 20 year mine schedule is enhanced to measured and indicated resources, with at least 40% of the first 12 years being measured resources to meet anticipated production financing requirements of major lenders.

Completion of the drill program was delayed due to Hurricane John, which passed over the Baja Peninsula between August 30 and September 4, 2006. While there was no damage to the Company's equipment, potential plant site or drill program, the nearby towns of Santa Rosalia and Mulege were declared disaster zones by the Mexican Government. Santa Rosalia's fresh water supply was lost; sewage system blocked; and streets and access roads flooded by heavy rains and large rocks and boulders. The Company voluntarily deployed its water truck, heavy equipment and crews to the town in order to help with the clean up and medical relief process. The towns of Santa Rosalia and Mulege have expressed their gratitude for the aid provided by the Company.

In addition, the Company would like to clarify that the escrowed shares "released" as per a news release dated September 25, 2006, were already part of the issued and outstanding share capital of the Company and were merely released to the registered holders of such shares under an expedited release program as a consequence of the graduation of the Company to Tier 1 issuer status on the TSX Venture Exchange. These shares were issued to founders of the Company in April 2004 in conjunction with the initial public offering and in no way increase the dilution of shares currently in the market place.

ON BEHALF OF THE BOARD OF DIRECTORS OF BAJA MINING CORP.

"John W. Greenslade"

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

The statements made in this News Release may contain certain forward-looking statements. Actual events or results may differ from the Company's expectations. Certain risk factors may also affect the actual results achieved by the Company. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release